UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 31, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 31, 2016	By:	/s/ David Schilansky
		Name	David Schilansky
		Title:	Chief Operating Officer

Press Release

Montrouge, France, May 31, 2016

DBV Technologies and Nestlé Health

Science Form Collaboration to Develop and Commercialize a Novel Diagnostic Test for Pediatric Milk Allergy

Collaboration will support DBV’s Mission to Develop Transformational Product Candidates for the Care of Pediatric Patients Suffering from Food Allergies

Under the Terms of the Agreement, DBV will Develop a Ready-To-Use Test to Diagnose Allergy to Cow’s Milk Protein

DBV is Eligible to Receive up to €100 Million in Potential Development, Registration and Commercial Milestones, while Granting Global Commercialization Rights to Nestlé Heath Science

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that it has entered into an exclusive global collaboration with Nestlé Health Science for the development and, if approved, commercialization of MAG1C, an innovative, ready-to-use and standardized atopy patch-test for the diagnosis of Cow’s Milk allergy (CMPA) in infants and toddlers.

By leveraging its proprietary Viaskin® technology platform, DBV will be responsible for developing this new pharmaceutical product candidate, and if approved by the appropriate regulatory agencies, Nestlé Health Science will support its worldwide commercialization through its range of nutritional solutions tailor-made for babies and young children suffering from CMPA and other food allergies and intolerances.

DBV Technologies’ Chairman and Chief Executive Officer, Dr. Pierre-Henri Benhamou, said, “Improving the lives of those suffering from food allergies is DBV’s mission, and through this exciting partnership with Nestlé Health Science, we are further extending our portfolio of potentially transformational and cutting-edge products. Combining DBV’s innovative and proprietary technology with Nestlé Health Science’s global presence and expertise in nutritional therapies is a synergistic approach that we believe has the potential to improve the overall health of our patients.”

Greg Behar, CEO of Nestlé Health Science, said, “This innovation can become the breakthrough diagnostic for CMPA. Early diagnosis and nutritional intervention helps get infants happily back on the path of healthy development, alleviate the anxieties of parents and reduce healthcare costs. Our reach in the field of pediatric allergy makes Nestlé Health Science an ideal commercialization partner for DVB’s innovative diagnostic patch. This collaboration is another step in our strategy of advancing the role of nutrition through science-based innovation.”

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Under the terms of the agreement, DBV will be eligible to receive up to €100 million in development, registration and commercial milestones, including an upfront payment of €10 million. DBV will be responsible for performing development activities up through a pivotal Phase III clinical program, following which Nestlé Health Science has the exclusive right to commercialize the product globally, if approved. DBV will pay for all development-related costs of MAG1C, including a worldwide clinical program, as well as manufacturing costs. If MAG1C is successfully manufactured by DBV, the company will receive a supply price with a mark-up from Nestlé Health Science. In addition, Nestlé Health Science will pay to DBV tiered royalties on global product sales. This new diagnostic test is expected to be submitted for approval to regulatory authorities worldwide by 2021.

CMPA is a difficult to diagnose condition that impacts up to 2-3%1 of infants and toddlers aged two and under during a critical stage of their development. Amongst its range of nutritional therapies across a broad spectrum of health conditions and ages, Nestlé Health Science already has a range of nutritional solutions tailor-made for babies and young children with cow’s milk protein allergy and other food allergies/intolerances (Althéra®, Alfaré®, Alfamino®).

About DBV Technologies

DBV Technologies developed Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self- administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

About Nestlé Health Science

Nestlé Health Science, a wholly-owned subsidiary of Nestlé, is a health-science company engaged in advancing the role of nutritional therapy to change the course of health for consumers, patients and our partners in healthcare. Its portfolio of nutrition solutions, diagnostics, devices and drugs, targets a number of heath areas, such as inborn errors of metabolism, pediatric and acute care, obesity care, healthy aging as well as gastrointestinal and brain health. Through investing in innovation and leveraging leading edge science, we bring forward innovative nutritional therapies with proven clinical, health economic value and quality of life benefits. Nestlé Health Science employs around 3,000 people worldwide and is headquartered in Epalinges (near Lausanne), Switzerland. For more information, please visit: www.nestlehealthscience.com.

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Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Viaskin for the diagnosis of CMPA and the Company’s development and commercialization plans for MAG1C. Forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research, development and commercialization, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

References

[1].	Høst A. Frequency of cow’s milk allergy in childhood. Ann Allergy Asthma Immunol 2002;89 (Sup1):33-7

DBV Technologies Contacts

Susanna Mesa

Senior Vice President, Strategy

Tel. : +1 212-271-0861

susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tel. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tel. : +33(0)6 64 18 99 59 caroline@alizerp.com

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